McDermott	www.mcdermott.com

McDermott International, Inc. 757 N. Eldridge Parkway Houston, Texas 77079-4526 P. O. Box 940519 Houston, Texas 77094-7519 Tel: (281) 870-5000 Fax: (281) 870-5045

September 1, 2017

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Mr. Cash:

Set forth below are responses from McDermott International, Inc. (“MDR,” “we” or “us”) to the comments of the staff of the United States Securities and Exchange Commission, dated August 7, 2017, concerning MDR’s Annual Report on Form 10-K for the year ended December 31, 2016 referenced above.

For convenience of reference, we are repeating the comment prior to providing our response. Each comment is set forth in bold-face-type.

Form 10-K for the period ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment 1

In light of your disclosure on page 84 that your Non-Panama operations impacted your effective tax rate by (14) and 29 basis points in 2016 and 2015, please expand your disclosures to more fully explain the specific changes in your mix of income in the jurisdictions that materially impacted your effective tax in each period presented. Please also explain your reference to “the release of the remaining $9 million valuation allowance” in Saudi Arabia and “partially release $4 million valuation allowance” in Mexico as favorably impacting your tax provision in 2016 in light of your reconciliation on page 84 which indicates the valuation allowance unfavorably impacted your 2016 tax provision by 24 basis points (or approximately $19.8 million). Address these valuation allowance disclosures in light of the $1.2 million decrease in your[sic] valuation allowance from $336.1 million as of December 31, 2015 to $335 million as of December 31, 2016. In this regard, please explain the nature of the $15,830 “Charge to Other Accounts” as reflected in 2016 activity within Schedule II. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response 1

In response to the Staff’s comment, in our future filings of our Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, and in our future Form 10-Q filings, including for the period ended September 30, 2017, we will include additional disclosures, when material, in each period presented by:

1.

explaining changes to our income mix in the specific jurisdictions materially impacting our effective tax in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”);

2.	expanding the rate reconciliation table included in Note 15, Income Taxes;

3.	discussing both favorable and unfavorable impacts from valuation allowance movements, on our tax provision in Note 15, Income Taxes; and

4.	adding disclosures to explain amounts in the Charged to Other Accounts column in our Annual Report Schedule II.

Engineering, Procurement, Construction & Installation services for offshore field developments worldwide

Mr. John Cash

September 1, 2017

Examples of our disclosures (pursuant to the foregoing items 1-4), based on 2016 results, are set forth below.

1.

Changes in our mix of income in the jurisdictions materially impacting our effective tax—We will include additional disclosures in the future filings on Form 10-K and 10-Q when material. An example of the expanded MD&A disclosure follows:

For the year ended December 31, 2016, we recognized income before provision for income taxes of $82 million, compared to income before provision for income taxes of $65 million for the year ended December 31, 2015. In the aggregate, the provision for income taxes was $42 million and $52 million for the years ended December 31, 2016 and 2015, respectively. Our provision for income taxes reflected an effective tax rate (“ETR”) of 51% and 80% in 2016 and 2015, respectively.

The decrease in our ETR in 2016 compared to 2015 was primarily driven by a $97 million increase of income earned in favorable tax jurisdictions, including the United Arab Emirates and Brunei (resulting in a 14% decrease in the ETR for 2016 as compared to a 29% increase in the ETR for 2015 for Non-Panama operations), combined with the partial release of our valuation allowances, which impacted our 2016 net tax expense and ETR as discussed below. Those decreases were partially offset by $166 million of losses in certain jurisdictions where we did not recognize a tax benefit, including the United States (“U.S.”) and Kuwait.

The tax effected change in valuation allowances, impacting the 2016 ETR referenced above, were related to the following:

•	decrease of $18 million related to the utilization of $60 million in net operating loss (“NOL”) carryforwards in Mexico through our continuing operations in that country;

•	decrease of $9 million related to the NOL carryforwards in Saudi Arabia, in anticipation of future profitability based on our backlog in the country;

•	decrease of $4 million related to the NOL carryforwards in Mexico, in anticipation of future profitability based on our backlog in the country; and

•	increase of $42 million attributable to U.S. NOLs and $10 million attributable to Kuwait NOLs related to current year unbenefited losses.

See Note 15, Income Taxes, to the accompanying Consolidated Financial Statement for further discussion.

2.

Rate reconciliation table—We will expand the rate reconciliation table in our Note 15, Income Taxes to provide additional disclosure set forth below by expanding the valuation allowance for deferred tax assets into two line items, one for the U.S. impact and another for all other impacts:

The following is a reconciliation of the Panama statutory federal tax rate to the consolidated effective tax rate:

	Year Ended December 31,
	2016	2015	2014
Panama federal statutory rate	25%	25%	25%
Non-Panama operations	(14)	29	9
Valuation allowance for deferred tax assets—the U.S.	49	52	(25)
Valuation allowance for deferred tax assets—Others	(25)	(42)	(80)
Audit settlements and reserves	14	9	17
Other (primarily tax on unremitted earnings)	2	7	—

Effective tax rate attributable to continuing operations	51%	80%	(54)%

Mr. John Cash

September 1, 2017

3.	Favorable and unfavorable impact of valuation allowance on our tax provision in Note 15, Income Taxes—We will expand our valuation allowance disclosure in accordance with the example set forth below:

At December 31, 2016, we had total valuation allowances of $335 million for deferred tax assets that we expect cannot be realized through carrybacks, future reversals of existing taxable temporary differences or based on our estimate of future taxable income. We believe that our remaining deferred tax assets will more likely than not be realized through carrybacks, future reversals of existing taxable temporary differences and future taxable income. Any changes to our estimated valuation allowances could be material to our Consolidated Financial Statements.

The $1 million net decrease in our total valuation allowance position was primarily attributable to a $16 million net decrease in various valuation allowances, which did not impact our 2016 ETR, partially offset by a $15 million net increase in valuation allowances which were a result of charges to our Consolidated Statements of Operations, which impacted our 2016 ETR. The $16 million decrease in valuation allowances was primarily due to a reduction of $14 million related to the expiration of carrybacks of tax losses for which a full valuation allowance had been recognized in prior periods with respect to the associated deferred tax asset ($8 million for Canada, $2 million for the U.K. and $4 million for the State of Louisiana) and a $2 million reduction due to a tax rate change in the U.K., all of which did not impact our 2016 ETR.

4.

Charge to Other Accounts included in Schedule II—In our future filings on Form 10-K, we will expand our Schedule II footnotes when material to provide additional disclosure in accordance with the example set forth below:

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

(In thousands)	Balance at	Charged to	Charged to	Balance at
	Beginning	Costs and	Other	End of
Description	of Period	Expenses(1)	Accounts(2)	Period
Valuation Allowance for Deferred Tax Assets
Year Ended December 31, 2016	$336,146	$14,675	$(15,830)	$334,991
Year Ended December 31, 2015	331,589	6,056	(1,499)	336,146
Year Ended December 31, 2014	292,388	38,761	440	331,589

(1)	Net of reductions and other adjustments, all of which are charged to costs and expenses.
(2)

The total decrease in valuation allowances in 2016 was primarily due to a reduction related to the expiration of carrybacks of tax losses. See Note 15, Income Taxes, to the Consolidated Financial Statements.

Please call Christopher A. Krummel, Vice President, Finance and Chief Accounting Officer at (281) 870-5611, if you have any questions regarding this submission.

/s/ Stuart Spence
Stuart Spence Executive Vice President and Chief Financial Officer

cc:	Ameen Hamady (Staff)
Jeanne Baker (Staff)
Kathryn McHale (Staff)
Jay Ingram (Staff)
William H. Schumann, III (Audit Committee Chair)
John M. Freeman (Senior Vice President, General Counsel and Corporate Secretary)
Deloitte & Touche LLP